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Exhibit 99.3

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated annual and interim financial information and the related notes included as Exhibits 99.1 and 99.2 respectively to this report on Form 6-K.

Overview

        We believe we are the world's leading international operator of premium schools. We have over 23,950 full time equivalent students ("FTEs"), from kindergarten through the end of secondary school ("K-12"), at our 35 premium schools in China, Europe, the Middle East and Southeast Asia ("ME/SEA") and North America. As of May 1, 2015, we had 23,985 FTEs and capacity of 34,539 seats, representing a utilization rate of 69%.

Recent Developments

        On April 24, 2015, we entered into a definitive agreement to acquire a portfolio of six schools from Meritas, LLC, an operator of international schools based in Chicago, and certain affiliates (the "Meritas Schools") for $575 million in cash, subject to certain adjustments. The transaction is scheduled to close in mid-2015, subject to the satisfaction of certain closing conditions. There is no assurance that the closing conditions will be satisfied.

        The Meritas Schools comprise four schools in North America, one school in Switzerland and one school in China:

School	Date Founded	Curriculum	Qualification(1)	Day/ Boarding
China
Léman International School (Chengdu, China)	2009	IB Curriculum	AP/IBD	Day
Europe
Collège du Léman (Geneva, Switzerland)	1960	U.S., French, Swiss & IB Curriculum	AP/IBD/IGCSE/ Swiss Maturité/ French Bac	Day and Boarding
North America
The Village School (Houston, Texas, USA)	1966	U.S. & IB Curriculum	AP/IBD	Day and Boarding
North Broward Preparatory School (Coconut Creek, Florida, USA).	1957	U.S. & IB Curriculum	AP/IBD	Day and Boarding
Windermere Preparatory School (Windermere, Florida, USA).	2000	U.S. & IB Curriculum	AP/IBD	Day and Boarding
Instituto San Roberto (Monterrey, Mexico)	1982	U.S. & IB Curriculum	K-9(2)	Day

(1)
"AP" stands for Advanced Placement; "IBD" stands for International Baccalaureate Diploma Program; and "IGCSE" stands for International General Certificate of Secondary Education.

(2)
This school educates students in pre-qualification years.

        As of May 1, 2015, the Meritas Schools had approximately 8,629 FTEs with total capacity of 11,380 seats. In the fiscal year ended June 30, 2014, the schools generated average revenue per FTE of approximately $26,900.

        Upon the acquisition of these six schools, we will provide quality education to more than 32,600 students across a global network of 41 schools in 15 countries with more than 45,900 seats of capacity.

        The Meritas Schools have excellent reputations in their markets and, similar to our schools, focus on delivering personalized instruction to help maximize every student's academic achievement. The Meritas Schools in Switzerland and North America offer a U.S. curriculum, which will provide us with a platform for accessing a large portion of the global premium schools market. In addition, the boarding program provided by the Swiss and U.S. schools will complement our existing boarding offering and provide us with boarding experience in the U.S. for the first time. The Meritas Schools maintain a strong, global boarding student recruitment team, which we will use to drive enrollment at our existing boarding schools, Collège Champittet and Collège Beau-Soleil in Switzerland and Regents International School Pattaya in Thailand, as well as at the Meritas Schools.

        In connection with the acquisition of the Meritas Schools, we have also agreed to acquire from Meritas, LLC and certain affiliates for an additional $7.5 million a convertible subordinated promissory note that is convertible into a 10% equity interest in Léman Manhattan Preparatory School (founded in 2005) in New York City ("Léman Manhattan") upon the occurrence of certain events. Under the terms of this investment, we may acquire 100% of the school in the future subject to certain conditions being met. Following this investment, Léman Manhattan Preparatory School will become a Nord Anglia Education affiliate school. The school will have limited rights to use the Nord Anglia Education brand, students at the school will have access to our Global Campus and teachers at the school will have access to Nord Anglia University.

        On March 2, 2015, we acquired a 90% interest in The British International Schools Group in Vietnam ("BIS Vietnam"). Under applicable accounting standards, we gained effective control of BIS Vietnam from January 1, 2015 and incorporated the results of BIS Vietnam from the same date. BIS Vietnam comprises four schools, two in Ho Chi Minh City and two in Hanoi, including the flagship school The British International School, Ho Chi Minh City, which was founded in 2000. The other three schools include the British Vietnamese International School, Ho Chi Minh City, the British International School, Hanoi, and the British Vietnamese International School, Hanoi, which were founded in 2011, 2012 and 2012, respectively.

        In connection with the acquisition and for general corporate purposes, we incurred $150 million of incremental loans under our existing secured term loan facility.

        On February 24, 2015, we announced The Juilliard-Nord Anglia Performing Arts Program, a multifaceted collaboration involving an innovative arts education curriculum for students in grades K-12. Developed in conjunction with The Juilliard School, the world-renowned performing arts conservatory, the program seeks to inspire and equip our students with the skills, curiosity and cultural literacy to engage in the performing arts throughout their lives.

Factors Affecting Our Results of Operations

Key Performance Indicators

        We use the following key operating metrics to manage our schools: FTEs, capacity, utilization and revenue per FTE. We monitor FTEs on a weekly basis and the other operating metrics on a monthly, quarterly and annual basis, as we believe that they are the most reliable metrics for measuring the profitability of our schools.

        The table below sets out our key operating data for the periods indicated. For fiscal 2013 pro forma, the key performance indicators are presented as if our acquisition of WCL Group Limited ("WCL Group") on May 22, 2013 had completed on September 1, 2012.

	Year Ended August 31,				Six Months Ended February 28,
	2012	2013	2013	2014	2014	2015
	Actual	Actual	Pro forma	Actual	Actual	Actual
Full-time equivalent students (average for the period)(1)
China	3,622	4,075	4,075	4,827	4,812	5,183
Europe	3,775	3,838	4,448	4,514	4,501	4,602
Middle East/South East Asia	783	2,112	3,363	5,230	4,964	8,605
North America	—	254	2,491	2,742	2,726	2,795

Total	8,180	10,279	14,377	17,313	17,003	21,185

Capacity (average for the period)(2)
China	5,360	5,375	5,375	6,964	6,964	7,756
Europe	4,342	4,496	5,160	5,322	5,322	6,084
Middle East/South East Asia	1,500	2,909	4,791	5,961	5,691	11,638
North America	—	366	3,660	3,760	3,760	3,760

Total	11,202	13,146	18,986	22,007	21,737	29,238

Utilization (average for the period)(3)
China	68%	76%	76%	69%	69%	67%
Europe	87%	85%	86%	85%	85%	76%
Middle East/South East Asia	52%	73%	70%	88%	87%	74%
North America	—	70%	68%	73%	72%	74%

Average	73%	78%	76%	79%	78%	72%

Revenue per FTE (in $ thousands)(4)
China	30.8	33.8	33.8	34.3	20.1	20.7
Europe	29.5	30.2	28.7	30.1	17.8	16.8
Middle East/South East Asia	12.5	16.1	16.4	16.4	9.3	9.8
North America	—	31.1	25.0	25.1	14.9	15.3

Total	28.4	28.7	26.6	26.4	15.5	14.7

(1)
We calculate average FTEs for a period by dividing the sum of the number of FTEs at each calendar month end in the period by the number of calendar months in the period.

(2)
We calculate average capacity for a period by dividing the total number of FTEs that can be accommodated based on existing classrooms at each academic calendar month divided by the number of months in such period.

(3)
We calculate utilization for a period as a percentage equal to the average FTEs for the period divided by average capacity for the period.

(4)
We calculate revenue per FTE for a period by dividing revenue from our schools for the period by the average FTEs for the period.

        Full-Time Equivalent Students.    Because our schools derive substantially all of their revenue from tuition fees, the number of FTEs enrolled in our schools is critical to our operating performance and growth. As a result, we monitor the number of FTEs to measure the performance of our schools. We also monitor FTEs on a school-by-school basis to help plan capacity expansion and track local market trends.

        We define a FTE as a student who is enrolled to attend school for the full school day, five days a week. For example, a student who enrolls for three full days a week equals 0.6 FTEs and a student who enrolls for five mornings a week equals 0.5 FTEs. We calculate average FTEs for a period by dividing the total number of FTEs at each calendar month-end in the period by the number of calendar months in the period.

        The number of same-school FTEs fluctuates throughout the academic year, as new students enroll or as current students depart. Our average FTEs have grown from 8,180 in fiscal 2012 to 17,313 in fiscal 2014 and 21,185 for the six months ended February 28, 2015. The increases resulted from growing enrollments at our schools and acquisitions of new schools.

        In addition to monitoring our FTEs, we also focus on the number of inquiries, visits and applications by prospective students at each of our schools and the number of applications that result in enrollments. In our experience, the ratios of inquiries to visits and of visits to enrollments are leading indicators of student enrollments. Thus, in our marketing and recruitment activities we seek to maximize the generation of inquiries, the conversion of inquiries into visits, of visits into applications and of applications into enrollments.

        Capacity.    We calculate average capacity for a period by dividing the total number of FTEs that we can accommodate at each calendar month-end in the period by the number of calendar months in the period.

        We increased our average capacity from 11,202 places in fiscal 2012 to 22,007 places in fiscal 2014 and 29,238 for the six months ended February 28, 2015. The increase resulted primarily from the acquisition of new premium schools in China, Switzerland, Spain, Thailand, the United States, Qatar, Singapore, Cambodia and Vietnam and capacity expansion at our schools in China and Europe and the opening of new schools in Hong Kong and Dubai.

        Utilization.    We calculate utilization for a period as a percentage equal to the ratio of average FTEs for the period divided by average capacity for the period.

        In fiscal 2012, 2013 pro forma and 2014 and the six months ended February 28, 2015 we had average utilization of 73%, 76%, 79% and 72% respectively. The increase in utilization in fiscal 2013 pro forma was primarily due to increased enrollment across our schools in China in fiscal 2012 and 2013, partially offset by lower utilization at some acquired schools and incremental capacity additions. The increase in fiscal 2014 was primarily due to the acquisition of schools in Thailand and China at the end of fiscal 2013 with higher utilization than our historical average, increased enrollment at our schools in China, Europe, ME/SEA and North America, partially offset by incremental capacity additions in each of our regions. The decrease in utilization in the six months to February 28, 2015 was primarily due to the opening of new greenfield school campuses in Dubai, Hong Kong and Aubonne, Switzerland, incremental capacity additions and the acquisition of schools in Vietnam with a lower utilization rate than our historical average, partially offset by increased enrollment in each of our regions.

        Revenue per Full-Time Equivalent Student.    We calculate revenue per FTE for a period by dividing the revenue from our schools for the period by the average FTEs for the period. Revenue per FTE is impacted primarily by the tuition fees we charge at each of our premium schools and the revenue per FTE of new schools that we acquire relative to our other premium schools within those regions.

        Revenue per FTE, and therefore our revenue, is directly impacted by our ability to increase tuition fees year on year at each of our premium schools. A majority of our tuition fees are paid by expatriate employers, who we believe accept price increases because education allowances typically represent only a small percentage of an expatriate's total compensation package. We believe self-funding expatriates and affluent local families accept our price increases because of the importance they place on a quality education for their children. As a result, we have been able to increase tuition fees at our premium schools at an average of approximately 4-5% per year over the last three years, which we believe to be in excess of the median rate of inflation in the markets where these schools are located.

        Almost all of our tuition fees are charged in the local currencies of the countries where the schools are located. Therefore, our revenue per FTE is subject to fluctuations in foreign exchange rates between these local currencies and our reported currency, the US dollar. See "—Currency Translation."

Acquisitions

        In the three years ended August 31, 2014, we acquired 17 schools in Switzerland, China, Thailand, Singapore, Cambodia, the United States, Qatar and Spain. On March 2, 2015, we acquired BIS Vietnam. We continue to assess a pipeline of acquisition opportunities and look for new acquisition opportunities.

        The following table shows our acquisitions during the three fiscal years ended August 31, 2014 and the six months ended February 28, 2015:

Fiscal 2012
La Côte International School	Switzerland	September 2011
Regents International School Pattaya	Thailand	August 2012	(1)
Fiscal 2013
International College Spain	Spain	May 2013
Compass International School Doha, Gharaffa	Qatar	May 2013
Compass International School Doha, Madinat Khalifa	Qatar	May 2013
Compass International School Doha, Al Rayyan	Qatar	May 2013
Compass International School, Al Khor	Qatar	May 2013
The British School of Washington	United States	May 2013
The British International School of Boston	United States	May 2013
The British International School of Houston	United States	May 2013
The British School of Chicago	United States	May 2013
The British International School of Charlotte	United States	May 2013
World Class Learning Academy, New York	United States	May 2013
The British School of Guangzhou	China	July 2013	(1)
St. Andrews International School Bangkok	Thailand	August 2013	(1)
Fiscal 2014
Dover Court International School	Singapore	April 2014
Northbridge International School	Cambodia	July 2014	(1)
Six Months Ended February 28, 2015(2)
The British International School, Ho Chi Minh City	Vietnam	January 1, 2015
British Vietnamese International School, Ho Chi Minh City	Vietnam	January 1, 2015
British International School, Hanoi	Vietnam	January 1, 2015
British Vietnamese International School, Hanoi	Vietnam	January 1, 2015

(1)
Premium schools acquired during the summer months of July and August do not have a significant impact on the results of the fiscal year in which they are acquired as most school years commence on September 1, which is the first day of the following fiscal year, and revenue and direct teaching costs are not recognized during July and August in line with our accounting policies.

(2)
We completed the acquisition of BIS Vietnam on March 2, 2015. Under applicable accounting standards, we gained effective control of BIS Vietnam from January 1, 2015 and have incorporated the results of BIS Vietnam from the same date.

Increased Focus on Premium Schools

        In fiscal 2012, we made a strategic decision to no longer bid on new learning services contracts and gradually phased out some of our existing contracts. As a result, our premium schools revenue, as a percentage of our total revenue, has grown significantly. In fiscal 2012, 2013 and 2014 and the six months ended February 28, 2015, revenue from our premium schools represented 84.7%, 91.2%, 96.2% and 97.9%, respectively, of our total revenue. In fiscal 2014, other revenue, which is predominantly revenue from learning services, accounted for 3.8% of our revenue and contributed 2.6% of our Adjusted EBITDA (before the allocation of central and regional costs). In the three years ended August 31, 2014, we acquired 17 schools in Switzerland, China, Thailand, the United States, Qatar, Spain, Singapore and Cambodia and expanded capacity at our schools in China, ME/SEA and Europe. In September 2014, we opened new schools in Hong Kong and Dubai, and in March 2015 we acquired BIS Vietnam. We expect to further expand our network of premium schools and increase capacity at existing schools.

Macroeconomic Conditions

        The results of our operations are indirectly affected by general economic conditions in each of the countries in which we operate, which may influence the demand for premium schools education and the tuition fees we are able to charge at our schools. As a result of the importance parents place on education in the markets in which we operate and the relative resilience shown by expatriate flows during difficult economic conditions, we believe our revenue and profitability are resilient to fluctuations as a result of macro-economic conditions. We have grown our business significantly since 2008 despite a challenging global economic climate. Total enrollment in our schools grew at a CAGR of 29% from the end of fiscal 2008 to the end of fiscal 2014, and we raised our tuition fees by an average of approximately 4-5% over the three years ended August 31, 2014.

Currency Translation

        We conduct our business in several major currencies, most notably the Chinese renminbi, Swiss franc, Polish zloty, pound sterling, U.A.E. dirham, Qatari riyal, Euro, Thai baht, Hong Kong dollar, Singapore dollar, Cambodian riel, Vietnamese dong and U.S. dollar, while our reporting currency is the U.S. dollar. Prior to our acquisition of WCL Group in May 2013, almost all of our revenue was recorded in currencies other than the U.S. dollar. Fluctuations in exchange rates between the U.S. dollar and our other operating currencies affect the translation of our results and the net assets or liabilities of our overseas entities into U.S. dollars.

        In fiscal 2012, all of our material operating currencies except the Chinese renminbi weakened against the U.S. dollar which negatively influenced our results in that period.

        In fiscal 2013, there was a more mixed impact with the Chinese renminbi, the Polish zloty and Thai baht all strengthening against the US dollar while the British pound and the Swiss franc weakened against the dollar. Overall, the impact of these movements positively influenced our results in that period.

        In fiscal 2014, there was also a mixed impact with the Chinese renminbi, the Polish zloty, British pound, Euro and Swiss Franc all strengthening against the US dollar while the Thai baht weakened against the dollar. Overall, the impact of these movements positively influenced our results in that period.

        In the six months ended February 2015, all of our material operating currencies weakened against the U.S. dollar, which negatively impacted our results for the period.

        Substantially all of our revenues and costs are denominated in the local currencies of the countries in which we operate. We recognize translational gains and losses primarily upon the conversion of our foreign currency denominated earnings into U.S. dollars through other comprehensive income.

Selected Financial Data

        The following selected consolidated income statement data for the years ended August 31, 2011, 2012, 2013 and 2014 have been derived from our audited consolidated financial statements, which were prepared in accordance with IFRS, as issued by the IASB.

        The selected historical consolidated financial information presented in the table below should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements and accompanying notes. The audited consolidated financial statements and the accompanying notes as of August 31, 2013 and 2014 and for the years ended August 31, 2012, 2013 and 2014 have been furnished as Exhibit 99.1 to our report on Form 6-K to which this is an exhibit.

Consolidated Income Statement Data:

	Year Ended August 31,
	2011	2012	2013	2014
	(in millions of dollars, except per share data)
Revenue	225.2	274.4	323.7	474.6
Cost of sales	(127.7)	(162.4)	(190.4)	(280.3)

Gross profit	97.5	112.0	133.3	194.3

Selling, general and administrative expenses	(60.6)	(58.3)	(64.5)	(92.9)
Depreciation	(2.0)	(0.3)	(0.4)	(2.0)
Amortization	(2.8)	(3.5)	(5.7)	(10.4)
Impairment of goodwill	(16.7)	(10.7)	—	—
Exceptional expenses	(9.4)	(12.5)	(17.7)	(100.2)

Total expenses	(91.5)	(85.3)	(88.3)	(205.5)

Operating profit/(loss)	6.0	26.7	45.0	(11.2)
Finance income	10.1	2.0	2.3	2.0
Finance expense	(51.7)	(49.7)	(51.3)	(55.5)

Net finance expense	(41.6)	(47.7)	(49.0)	(53.5)

Loss before income tax	(35.6)	(21.0)	(4.0)	(64.7)
Income tax expense	(12.5)	(16.4)	(19.3)	(25.7)

Loss for the period	(48.1)	(37.4)	(23.3)	(90.4)

Earnings per ordinary share(1) (in dollars)
Basic	(0.65)	(0.52)	(0.34)	(1.07)
Diluted	(0.65)	(0.52)	(0.34)	(1.07)

(1)
Earnings per ordinary share is calculated by dividing loss for the period by the weighted average ordinary shares outstanding for the period. For the fiscal years 2011, 2012 and 2013 the basic and diluted weighted average ordinary shares outstanding were 74.0 million ordinary shares. For the year ended August 31, 2014, the basic and diluted weighted average ordinary shares outstanding were 85.1 million ordinary shares. On completion of our initial public offering on March 31, 2014, we issued 21.8 million ordinary shares and all previously existing preference shares and classes of ordinary shares were converted into 75.9 million ordinary shares of par value $0.01 per share.

Supplementary Financial Data

        The following table sets forth certain supplementary financial data for the periods indicated. The pro forma financial data for the year ended August 31, 2013 give effect to our acquisition of WCL Group as though it had occurred on September 1, 2012.

	Year Ended August 31,				Six Months Ended February 28,
	2012	2013	2013	2014	2014	2015
	Actual	Actual	Pro forma	Actual	Actual	Actual
			(unaudited)
	(in millions of dollars, except per share data)
Revenue (segment)
Premium Schools
China	111.5	137.7	137.7	165.6	96.7	107.1
Europe	111.2	115.8	127.6	136.0	79.9	77.4
ME/SEA	9.8	33.9	55.2	86.0	46.0	84.4
North America	—	7.9	62.2	68.8	40.7	42.6

Total Premium Schools	232.5	295.3	382.7	456.4	263.3	311.5
Other	41.9	28.4	32.3	18.2	8.6	6.8

Total Revenue	274.4	323.7	415.0	474.6	271.9	318.3

Adjusted EBITDA (segment)
Premium Schools
China	53.8	66.8	66.8	78.4	46.3	51.6
Europe	25.6	22.7	25.5	26.0	18.6	15.7
ME/SEA	(3.8)	5.9	11.8	22.2	12.4	23.4
North America	—	0.3	18.3	23.2	15.5	15.1

Total Premium Schools	75.6	95.7	122.4	149.8	92.8	105.8
Other	10.3	6.6	7.6	4.0	1.0	0.8
Central and regional expenses	(15.7)	(22.8)	(26.6)	(26.4)	(12.4)	(14.8)

Adjusted EBITDA	70.2	79.5	103.4	127.4	81.4	91.8

Adjusted Net Income	(4.4)	(1.3)	9.8	22.8	23.4	45.9

        We use EBITDA, Adjusted EBITDA, Adjusted Net Income, Adjusted Earnings per Ordinary Share, Adjusted Cost of Sales and Adjusted Gross Profit as supplemental financial measures of our operating performance. We define EBITDA as (loss)/profit for the period plus income tax expense, net financing (expense)/income, exceptional items, impairment of goodwill, amortization and depreciation, and we define Adjusted EBITDA as EBITDA adjusted for the items set forth in the table below. We define Adjusted Net Income as Adjusted EBITDA adjusted for the items in the table below. We define Adjusted Earnings per Ordinary share as Adjusted Net Income divided by the weighted average ordinary shares outstanding for the period. We define Adjusted Cost of Sales as cost of sales excluding Premium School land and building operating lease costs and depreciation charges arising from tangible assets owned by Premium Schools, and we define Adjusted Gross Profit as revenue less Adjusted Cost of Sales. EBITDA, Adjusted EBITDA, Adjusted Net Income, Adjusted Earnings per Ordinary Share, Adjusted Cost of Sales and Adjusted Gross Profit are not standard measures under IFRS. These measures should not be considered in isolation or construed as alternatives to cash flows, net income, earnings per ordinary share or any other measure of financial performance or as indicators of our operating performance, liquidity, profitability or cash flows generated by operating, investing or financing activities. We may incur expenses similar to the adjustments in this presentation in the future and certain of these items could be recurring. EBITDA, Adjusted EBITDA, Adjusted Net Income, Adjusted Earnings per Ordinary Share, Adjusted Cost of Sales and Adjusted Gross Profit presented herein may not be comparable to similarly titled measures presented by other companies.

Reconciliation of Adjusted Cost of Sales, Adjusted Gross Profit, EBITDA, Adjusted EBITDA and Adjusted Net Income

        Set forth below is a reconciliation of Adjusted Cost of Sales, Adjusted Gross Profit, EBITDA, Adjusted EBITDA and Adjusted Net Income to the most directly comparable IFRS measure, (loss)/profit for the periods indicated:

	Year Ended August 31,				Six Months Ended February 28,
	2012	2013	2013	2014	2014	2015
	Actual	Actual	Pro forma	Actual	Actual	Actual
			(unaudited)
	(in millions of dollars, except per share data)
Revenue	274.4	323.7	415.0	474.6	271.9	318.3
Cost of sales	(162.4)	(190.4)	(243.1)	(280.3)	(157.9)	(188.6)
Rent premium schools	26.3	31.5	38.6	44.5	23.1	24.9
Depreciation premium schools	9.6	11.3	14.7	21.4	10.2	14.4
Adjusted Cost of Sales	(126.5)	(147.6)	(189.8)	(214.4)	(124.6)	(149.3)
Adjusted Gross Profit	147.9	176.1	225.2	260.2	147.3	169.0
(Loss)/Profit for the period	(37.4)	(23.3)	(16.0)	(90.4)	18.1	34.7
Income tax expense	16.4	19.3	18.6	25.7	13.2	13.2
Net financing expense(1)	47.7	49.0	57.4	53.5	33.0	13.3
Exceptional items(2)	12.5	17.7	9.1	100.2	2.5	2.7
Impairment of goodwill(3)	10.7	—	—	—	—	—
Amortization	3.5	5.7	8.8	10.4	4.9	7.0
Depreciation	9.9	11.7	16.0	23.4	10.7	14.8

EBITDA	63.3	80.1	93.9	122.8	82.4	85.7
Loss on disposal of property, plant and equipment(4)	0.3	0.1	0.1	0.1	—	0.3
FX loss/(gain)(5)	4.6	(4.0)	(1.8)	(4.0)	(4.6)	4.6
Pre-opening losses(6)	—	—	—	4.1
Restructuring(7)	—	—	0.8	—	—	—
Pre-acquisition and corporate structuring costs(8)	0.6	—	0.8	—	—	—
Share based payments(9)	0.6	0.1	6.4	3.1	2.4	1.2
Management fees(10)	—	3.3	3.3	1.2	1.0	—
Other	0.8	(0.1)	(0.1)	0.1	0.2	0.0

Adjusted EBITDA	70.2	79.5	103.4	127.4	81.4	91.8
Depreciation	(9.9)	(11.7)	(16.0)	(23.4)	(10.7)	(14.8)
Net financing expense(1)	(47.7)	(49.0)	(57.4)	(53.5)	(33.0)	(13.3)
Income tax expense	(16.4)	(19.3)	(18.6)	(25.7)	(13.2)	(13.2)
Tax adjustments(11)	(0.6)	(0.8)	(1.6)	(2.0)	(1.1)	(4.3)
Non-controlling interest	—	—	—	—	—	(0.3)

Adjusted Net Income	(4.4)	(1.3)	9.8	22.8	23.4	45.9

Adjusted Earnings per Ordinary Share (in dollars)(12)
Basic	(0.06)	(0.02)	0.13	0.27	0.31	0.47
Diluted	(0.06)	(0.02)	0.13	0.27	0.30	0.47
Pro forma Adjusted Earnings per Ordinary Share (in dollars)(13)
Basic				0.23
Diluted				0.23

(1)
On March 31, 2014 we drew down $515.0 million on our new term loan facility and using proceeds from the loan and our initial public offering, we discharged our obligations under the indentures governing our $490.0 million 10.25% senior secured notes and $150.0 million 8.50%/9.50% PIK toggle notes, both of which were fully redeemed as of April 14, 2014. The new term loan facility bears interest based on applicable margin percentages of 2.50% per annum for base rate loans and 3.50% per annum for LIBOR rate loans, provided that the base rate for base rate loans may not be lower than 2.00% and LIBOR may not be lower than 1.00%. Based on these interest rates, assuming our new term loan had been fully drawn during fiscal 2014, and that none of our notes were outstanding during fiscal 2014, we estimate that our net interest expense, before tax, would have decreased by approximately $25.0 million for fiscal 2014.

(2)
In fiscal 2011, exceptional items included expenses related to the relocation of our central services function to Hong Kong. In fiscal 2012, 2013 and 2013 pro forma, exceptional items included expenses primarily related to the acquisition of schools, including associated transaction and integration costs, and transaction management fees paid to Baring Private Equity Asia or its affiliates associated with our notes issuances. In fiscal 2014, exceptional items primarily related to the costs associated with our initial public offering and refinancing and expenses related to the acquisitions of schools, including associated transaction and integration costs. In fiscal 2014, we incurred exceptional charges of $89.9 million related to the redemption of our outstanding notes, including the release of $12.9 million of prepaid costs. In the six months ended February 28, 2015, exceptional items primarily related to the acquisition of schools, including associated transaction and integration costs.

(3)
In fiscal 2012, impairment of goodwill included the non-cash impairment charge on the remaining balance of the goodwill relating to learning services in the Middle East.

(4)
In fiscal 2012 and 2013, includes loss on disposal of property, plant and equipment associated with the termination of learning services contracts in the UK.

(5)
Represents foreign currency translational gains primarily associated with our inter-company balances.

(6)
In fiscal 2014, includes the pre-opening costs associated with the opening of our schools in Hong Kong and Dubai in September 2014.

(7)
Represents the full-year benefit of headcount reductions that have already been implemented.

(8)
In fiscal 2012, represents costs associated with changes to our corporate structure and lending arrangements to enable us to acquire our schools in Switzerland. In fiscal 2013 pro forma, represents costs incurred by WCL Group in connection with our acquisition of WCL Group.

(9)
In fiscal 2012, 2013 and 2014 and the six months ended February 28, 2015, represents non-cash charges associated with equity investments in our company by members of our management. In 2013 pro forma, includes non-cash charges associated with share-based compensation of WCL Group.

(10)
Represents management fees paid to Premier Education Holdings Ltd.

(11)
Represents the tax impact associated with the exclusion of exceptional items and amortization in calculating Adjusted Net Income.

(12)
Adjusted Earnings per Ordinary Share is calculated by dividing Adjusted Net Income for the period by the weighted average ordinary shares outstanding for the period. For the years ended August 31, 2012 and 2013 the basic and diluted weighted average ordinary shares outstanding were 74.0 million. For the year ended August 31, 2014, the basic and diluted weighted average ordinary shares outstanding were 85.1 million. For the six months ended February 28, 2015 the basic and diluted weighted average ordinary shares outstanding were 97.7 million and 97.8 million ordinary shares, respectively. For the six months ended February 28, 2014 the basic and diluted weighted average ordinary shares outstanding were 75.9 million and 76.6 million ordinary shares, respectively.

(13)
Pro forma Adjusted Earnings per Ordinary Share is calculated by dividing Adjusted Net Income for the period by the number of ordinary shares outstanding following completion of our initial public offering. On completion of our initial public offering on March 31, 2014, we issued 21.8 million ordinary shares and all previously existing preference shares and classes of ordinary shares were converted into 75.9 million ordinary shares of par value $0.01 per share. The basic and diluted weighted average ordinary shares outstanding for fiscal 2014 would have been 97.7 million and 97.9 million ordinary shares, respectively.

Principal Components of Our Results of Operations

Revenue

        Revenue is recognized net of indirect taxes, returns, rebates and discounts. Sales of services which have been invoiced but not yet recognized as revenue are included on the balance sheet as deferred income and accounted for within trade and other payables.

School fee income

        School fee income comprises tuition fees and income from ancillary sources, including registration fees, examinations, school trips, bus transportation and lunch fees. School fee income is generally payable in advance, on or before the first day of each term. We generally recognize school fee income over the ten months of the school terms from September to June. Where we receive fees in advance of more than one term, the income is recognized over the months in the terms for which payment has been made. At a majority of our schools, our terms and conditions require a full term's notice of withdrawal for a refund of prepaid tuition. Historically we have had few requests for refunds.

Cost of Sales

        Cost of sales primarily represents direct educational expenses and consultancy expenses. Direct educational expenses primarily consist of salary and benefits for school principals, teaching staff and lecturers employed in our schools and the cost of teaching materials, school lunches, bus services and certain after school activities.

        Consultancy expenses include the cost of independent consultants we use in the delivery of our learning services contracts.

        Cost of sales also include expenses in respect of our premium schools' land and building operating leases and depreciation charges arising from tangible assets owned by premium schools.

Selling, General and Administrative Expenses

        Our selling, general and administrative expenses consist primarily of compensation and associated expenses for our management, finance, human resources, marketing, education policy and administrative personnel at our corporate headquarters as well as regional teams in China, Europe, ME/SEA and North America. Selling, general and administrative expenses also include compensation and associated costs for our admissions and marketing personnel and other support staff in our schools and outside professional fees, legal fees, audit fees and fees for tax advisory, and other corporate expenses. Unrealized foreign exchange gains and losses due primarily to retranslation of currencies on our inter-company balances are also included in our selling, general and administrative expenses but are added back or deducted when calculating our Adjusted EBITDA, as are any gains or losses on the disposal of property, plant and equipment.

Other Operating Expenses

        Other operating expenses consist primarily of amortization and impairment charges on intangible assets, depreciation expenses and other non-operating expenses.

Finance Income

        Finance income primarily consists of interest on bank deposits.

Finance Expenses

        Finance expenses represent interest on borrowings and financial leases, shareholder loan notes and certain other miscellaneous interest costs.

Income Tax Expense

        Income tax expense consists of corporate income tax in the jurisdictions in which we operate as well as withholding taxes on dividends. Income tax expense also includes a charge or credit for deferred tax. Fluctuations in our effective tax rate are primarily attributed to changes in the operating results of our subsidiaries, which are subject to various tax rates and tax concessions in their respective jurisdictions.

Critical Accounting Policies

        Critical accounting policies are those that require application of our management's most difficult, subjective or complex judgments often as a need to make estimates about the effects of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting the estimate may differ significantly from management's current judgments.

        We have described below the critical accounting policies that our management believes are the most significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

        Our school year runs from approximately September 1 through to the end of June, with term 1 from September to December, term 2 from January to March and term 3 from April to June. School fees are payable in advance on or before the first day of each term. When fees are invoiced in advance for future months, they are deferred in the balance sheet and released to revenue in the month to which they relate. This policy reflects the profile of our service delivery across the fiscal year. Our direct learning costs are accrued and recognized on a similar basis. As our fiscal year runs from September 1 to August 31, the majority of our earnings from our schools division are recognized over the first 10 months of the year, and on a quarterly basis three-tenths of our school fee income is recognized in each of our first three quarters, and one-tenth of our school fee income is recognized in our final quarter. This results in a significantly reduced operating profit for the fourth quarter compared to our first three quarters, while our indirect teaching costs and other costs are recognized as incurred across each quarter.

        The revenue and costs of our learning services contracts and the costs of our central and regional support teams are recognized over 12 months. A degree of judgment is exercised where contracts have an element of revenue earned based on the delivery of contract milestones. Contract revenue and performance are monitored and any revisions to estimated revenue recognition are recorded in the period in which they are identified.

Goodwill and Intangible Assets

        For the purpose of assessing impairment, assets are generally grouped into geographic regions as this represents the lowest levels for which there are separately identifiable cash flows. Intangible fixed assets that are not subject to amortization are tested annually for impairment. Goodwill and brand names with indefinite lives are the only intangible assets that are not subjected to amortization. Assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

        Intangible assets acquired as part of an acquisition of a business are capitalized separately from goodwill if those assets are identifiable and their fair value can be measured reliably. The initial identification of intangible assets requires considerable judgment in respect to the classification of the assets and in the assessment of their life. In addition, when assessing the values of the intangible assets, management is required to exercise judgment in determining the future profitability and cash flows of those assets, royalty rates, life of customer base and the appropriate weighted average cost of capital.

Pensions

        We maintain three defined benefit plans in the UK and similar arrangements in our schools in Switzerland and Thailand, for which we have recorded a pension liability. This liability is based upon an actuarial valuation that requires a number of assumptions including discount rate, mortality rates and actual returns on plan assets that may necessitate material adjustments to the liability in the future. The assumptions used by the actuary are the best estimates chosen from a range of possible actuarial assumptions. Details of the principal actuarial assumptions used in calculating the recognized liability for the plans are given in note 18 of the audited financial statements for fiscal 2014, which are furnished as Exhibit 99.1 to the report on Form 6-K to which this is an exhibit.

Taxation

        We are subject to income and other taxes in the various jurisdictions in which we operate. Judgments are required in determining the consolidated provision for income and other taxes. During the ordinary course of business, there are transactions and calculations for which the ultimate tax determination is uncertain. As a result, we recognize tax liabilities for anticipated issues arising from tax audits based on our estimates of whether additional taxes might become due. The amount of such liabilities is based on an assessment of several factors, including experience of previous tax audits and differing interpretations of local tax law. This assessment relies on estimates and assumptions on future possible events and involves a series of complex judgments. To the extent that the final outcome is different from the amounts recognized, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

        The recognition of deferred tax assets is based upon whether it is probable that sufficient and suitable taxable profits will be available in the future against which the reversal of temporary timing differences can be deducted. Where the temporary differences relate to losses, the availability of the losses to offset against future forecast taxable profits is also considered. Recognition therefore involves judgment regarding the future financial performance of the particular legal entity or tax group in which the deferred tax asset has been recognized.

Share-Based Compensation

        We operate an equity settled share based compensation plan.

        The fair value of the employee services received under share-based compensation plans is recognized as an expense in the income statement. Fair value is calculated by using the Black Scholes Option Pricing Model for share option schemes and the Binomial method for long term incentive plans. The amount charged over the vesting period is determined by reference to the fair value of share incentives excluding the impact of any non-market vesting conditions. Non-market vesting conditions are considered within the assumptions to estimate the number of share incentives that are expected to vest. The impact of the revision of original estimates, if any, is recognized in the income statement over the remaining vesting period with corresponding adjustments made to equity. The cash payment is accounted for as a reduction to shareholders' equity, except when the cash settlement exceeds the fair value of the equity instruments that would have been issued, for which such amount is recorded to expense.

        The application of both the Black-Scholes Option Pricing Model and the Binomial method require the application of a number of judgments including, the following; volatility, risk free interest rate, expected life to exercise. Accordingly the recognition of the fair value expense of the employee services received under share-based compensation plans could vary if significantly different assumptions were applied to the valuation models.

Seasonality

        Premium Schools' results are subject to seasonal fluctuation. As outlined in the accounting policy for revenue recognition, school fee income is recognized over the school terms.

Our Results of Operations

        The following tables sets forth income statement data as a percentage of revenue for the periods indicated.

	Six Months Ended February 28,
	2014		2015
	$ Millions	% Revenue	$ Millions	% Revenue
Revenue	271.9	100.0	318.3	100.0
Cost of sales	(157.9)	(58.1)	(188.6)	(59.3)

Gross profit	114.0	41.9	129.7	40.7
Selling, general and administrative expenses	(41.8)	(15.3)	(58.4)	(18.3)
Depreciation	(0.5)	(0.2)	(0.4)	(0.1)
Amortization	(4.9)	(1.8)	(7.0)	(2.2)
Exceptional items	(2.5)	(0.9)	(2.7)	(0.9)

Total expenses	(49.7)	(18.2)	(68.5)	(21.5)

Operating profit	64.3	23.7	61.2	19.2

Finance income	1.1	0.4	1.3	0.4
Finance expense	(34.1)	(12.5)	(14.6)	(4.6)

Net financing expense	(33.0)	(12.1)	(13.3)	(4.2)

Profit before tax	31.3	11.6	47.9	15.0
Income tax expense	(13.2)	(4.9)	(13.2)	(4.1)

Profit after income tax	18.1	6.7	34.7	10.9

Adjusted EBITDA	81.4	29.9	91.8	28.9
Adjusted Net Income	23.4	8.6	45.9	14.4

	Year Ended August 31,
	2012		2013		2014
	$ Millions	% Revenue	$ Millions	% Revenue	$ Millions	% Revenue
Revenue	274.4	100.0%	323.7	100.0%	474.6	100.0%
Cost of sales	(162.4)	(59.2)%	(190.4)	(58.8)%	(280.3)	(59.1)%

Gross profit	112.0	40.8%	133.3	41.2%	194.3	40.9%

Selling, general and administrative expenses	(58.3)	(21.2)%	(64.5)	(19.9)%	(92.9)	(19.6)%
Depreciation	(0.3)	(0.1)%	(0.4)	(0.1)%	(2.0)	(0.4)%
Amortization	(3.5)	(1.3)%	(5.7)	(1.8)%	(10.4)	(2.2)%
Impairment of goodwill	(10.7)	(3.9)%	—	—	—	—
Exceptional expenses	(12.5)	(4.6)%	(17.7)	(5.5)%	(100.2)	(21.1)%

Total expenses	(85.3)	(31.1)%	(88.3)	(27.3)%	(205.5)	(43.3)%

Operating profit/(loss)	26.7	9.7%	45.0	13.9%	(11.2)	(2.4)%

Finance income	2.0	0.7%	2.3	0.7%	2.0	0.4%
Finance expense	(49.7)	(18.1)%	(51.3)	(15.8)%	(55.5)	(11.7)%

Net finance expense	(47.7)	(17.4)%	(49.0)	(15.1)%	(53.5)	(11.3)%

Loss before income tax	(21.0)	(7.7)%	(4.0)	(1.2)%	(64.7)	(13.6)%
Income tax expense	(16.4)	(6.0)%	(19.3)	(6.0)%	(25.7)	(5.4)%

Loss for the year	(37.4)	(13.7)%	(23.3)	(7.2)%	(90.4)	(19.0)%
Adjusted EBITDA	70.2	25.6%	79.5	24.6%	127.4	26.8%
Adjusted Net Income	(4.4)	(1.6)%	(1.3)	(0.4)%	22.8	4.8%

Six months ended February 28, 2015 compared to six months ended February 28, 2014

Revenue

        Revenue increased $46.4 million, or 17.1% (20.9% on a constant currency basis), from $271.9 million for the six months ended February 28, 2014 to $318.3 million for the six months ended February 28, 2015. The increase was primarily due to higher revenues from our premium schools, partly offset by the impact of the strengthening US dollar on our premium schools revenue and a decrease in other revenue.

        Revenue from our premium schools increased 18.3% (22.2% on a constant currency basis) from $263.3 million in the six months ended February 28, 2014 to $311.5 million in the same period in 2015. This increase was primarily due to increases in FTEs and tuition fees and the impact of the schools we acquired in Singapore, Cambodia and Vietnam. The most significant foreign exchange impact was experienced in Europe where revenue from premium schools decreased by 3.1% (on a constant currency basis this would have been an increase of 6.1%). For the six months to February 28, 2015, $24.0 million of our premium schools revenue was attributable to the schools we acquired in Singapore, Cambodia and Vietnam.

        Other revenue decreased 21.4% from $8.6 million in the six months ended February 28, 2014 to $6.8 million in the same period in 2015. The decrease was mainly due to the completion of our learning services contract in Malaysia.

Cost of Sales

        Cost of sales increased $30.7 million, or 19.4% (24.3% on a constant currency basis), from $157.9 million for the six months ended February 28, 2014 to $188.6 million for the same period in

2015. The increase was primarily due to direct costs associated with increased FTEs across our schools, particularly in ME/SEA, the number of teachers added as a result of the schools we acquired in Singapore, Cambodia and Vietnam and the schools we opened in Aubonne, Hong Kong and Dubai and the additional rent and depreciation with respect to those schools.

        Adjusted cost of sales increased $24.7 million, or 19.8%, from $124.6 million for the six months ended February 28, 2014 to $149.3 million for the same period in 2015.

Gross Profit

        Gross profit increased $15.7 million, or 13.8%, from $114.0 million for the six months ended February 28, 2014 to $129.7 million for the same period in 2015, resulting in a gross profit margin of 41.9% for the six months ended February 28, 2014 compared to 40.7% for the same period in 2015. The reduction in margin was largely due to the impact of stronger growth in the lower margin ME/SEA region and the adverse impact of the loss-making schools opened in Dubai and Aubonne, partly offset by price increases in excess of our cost inflation.

        Adjusted gross profit increased $21.7 million, or 14.7%, from $147.3 million for the six months ended February 28, 2014 to $169.0 million for the same period in 2015, resulting in an adjusted gross profit margin of 54.2% for the six months ended February 28, 2014 compared to 53.1% for the same period in 2015.

Selling, General and Administrative Expenses

        Selling, general and administrative ("SGA") expenses increased $16.6 million, or 39.8%, from $41.8 million for the six months ended February 28, 2014 to $58.4 million for the same period in 2015. SGA expenses for both periods include charges for largely non-cash foreign exchange gains/losses, loss on disposal of property, plant and equipment, share-based payments and (for the six months ended February 28, 2014 only) management fees. Adjusting for these items (see the itemized adjustments in the Reconciliation of Adjusted Cost of Sales, Adjusted Gross Profit, Adjusted Gross Profit, EBITDA, Adjusted EBITDA and Adjusted Net Income table for relevant amounts), SGA expenses would have been $52.3 million for the three months ended February 28, 2015 compared to $43.0 million for the same period in 2014, an increase of 21.6% and more in line with the increase in revenue of 17.1%.

Depreciation & Amortization Expenses

        Depreciation expense was $0.4 million for the six months ended February 28, 2015 compared to $0.5 million for the same period in 2014.

        Amortization expense on intangible assets increased by $2.1 million from $4.9 million for the six months ended February 28, 2014 to $7.0 million for the same period in 2015 due to the impact of the acquisitions mentioned above.

Exceptional Expense

        Exceptional expense was $2.7 million for the six months ended February 28, 2015 compared to $2.5 million for the six months ended February 28, 2014 and primarily related to the costs associated with acquiring schools.

Net Financing Expense

        Net financing expense decreased $19.7 million from $33.0 million for the six months ended February 28, 2014 to $13.3 million for the three months ended February 28, 2015, reflecting the reduced interest expense on our term loan facility, under which $515.0 million was drawn on completion of our initial public offering in March 2014, compared to the interest expense on our

10.25% senior secured notes and 8.50%/9.50% PIK toggle notes, both of which were fully redeemed as of April 14, 2015 using borrowings under our term loan facility and proceeds from our IPO.

Income Tax Expense

        We recorded an income tax expense of $13.2 million for each of the six months ended February 28, 2015 and 2014, resulting in effective tax rates for the six months ended February 28, 2015 and 2014 of 27.6% and 42.2% respectively.

Profit for the Period

        As a result of the foregoing, our profit for the period attributable to owners of the parent increased $16.3 million from $18.1 million for the six months ended February 28, 2014 to $34.4 million for the same period in 2015.

Adjusted EBITDA

        Adjusted EBITDA increased $10.4 million, or 12.9% (15.5% on a constant currency basis), from $81.4 million for the six months ended February 28, 2014 to $91.8 million for the same period in 2015, due to growth in FTEs, tuitions fee increases and the impact of the Singapore, Cambodia and Vietnam acquisitions. The increase was less than the revenue increase primarily due to the adverse impact of the loss-making greenfield schools opened in Dubai and Aubonne in September 2014.

Adjusted Net Income

        Adjusted net income increased $22.5 million from $23.4 million for the six months ended February 28, 2014 to $45.9 million for the same period in 2015. This increase was primarily due to the Adjusted EBITDA increase plus the $19.7 million reduction in our interest charge detailed above.

Year ended August 31, 2014 compared to year ended August 31, 2013

Revenue

        Revenue increased $150.9 million, or 46.6% (44.7% on a constant currency basis), from $323.7 million in fiscal 2013 to $474.6 million in fiscal 2014. The rise was due to increased revenue from our premium schools, partly offset by a decrease in other revenue.

        Revenue from our premium schools increased $161.1 million, or 54.5% (51.9% on a constant currency basis), from $295.3 million in fiscal 2013 to $456.4 million in fiscal 2014. This increase was primarily due to increases in FTEs and tuition fees and the impact of the schools we acquired in Bangkok, Guangzhou, North America, Qatar and Spain in fiscal 2013 and Singapore and Cambodia in fiscal 2014. $39.1 million of our premium schools revenue in fiscal 2014 was attributable to the schools we acquired at the end of fiscal 2013 in Bangkok and Guangzhou and the schools we acquired during fiscal 2014 in Singapore and Cambodia. On a pro forma basis, including the schools we acquired as part of the acquisition of WCL Group in North America, Qatar and Spain in fiscal 2013, our premium schools revenue would have increased by 19.3% (17.9% on a constant currency basis) from $382.7 million in fiscal 2013 to $456.4 million in fiscal 2014.

        Other revenue decreased $10.2 million, or 36.0%, from $28.4 million in fiscal 2013 to $18.2 million in fiscal 2014. This decrease was due to the completion of learning services contracts in Abu Dhabi, Saudi Arabia and Malaysia and reduced revenues from our remaining UK contracts.

Cost of Sales

        Cost of sales increased $89.9 million, or 47.2% (45.1% on a constant currency basis), from $190.4 million in fiscal 2013 to $280.3 million in fiscal 2014. The increase was primarily due to increased direct costs associated with the number of teachers added as a result of the schools we acquired in Bangkok, Guangzhou, North America, Qatar, Spain, Singapore and Cambodia and the additional rent and depreciation with respect to those schools. This cost of sales increase was partly offset by the lower cost of sales associated with the reduced learning services contracts, which resulted in a reduction in the number of consultants we employed.

        Adjusted cost of sales increased $66.8 million, or 45.3%, from $147.6 million in fiscal 2013 to $214.4 million in fiscal 2014.

Gross Profit

        Gross profit increased $61.0 million, or 45.8%, from $133.3 million for the fiscal 2013 to $194.3 million in fiscal 2014, resulting in a gross profit margin of 41.2% for fiscal 2013 compared to 40.9% for fiscal 2014. The improvement in margin was largely due to the impact of tuition fee increases in excess of our cost inflation and increased enrollment within our existing schools.

        Adjusted gross profit increased $84.1 million, or 47.7%, from $176.1 million in fiscal 2013 to $260.2 million in fiscal 2014, resulting in an adjusted gross profit margin of 54.4% in fiscal 2013 compared to 54.8% in fiscal 2014.

Selling, General and Administrative Expenses

        SGA expenses increased $28.4 million, or 44.0%, from $64.5 million for fiscal 2013 to $92.9 million for fiscal 2014. SGA expenses for both periods include charges for largely unrealized foreign exchange gains/losses, share-based payments and management fees. Adjusting for these items (see itemized adjustments in the Reconciliation of EBITDA, Adjusted EBITDA and Adjusted Net Income table for relevant amounts), SGA expenses would have been $65.1 million for fiscal 2013 compared to $92.5 million in fiscal 2014, an increase of 42.1% and in line with the revenue increase of 46.6%.

Depreciation & Amortization Expenses

        Depreciation expense increased $1.6 million, from $0.4 million in fiscal 2013 to $2.0 million in fiscal 2014 due to the impact of the acquisitions mentioned above.

        Amortization expense on intangible assets increased $4.7 million, or 82.5%, from $5.7 million in fiscal 2013 compared to $10.4 million in fiscal 2014 due to the impact of the acquisitions mentioned above.

Exceptional Expense

        Exceptional expense increased $82.5 million, or 466.1%, from $17.7 million in fiscal 2013 to $100.2 million in fiscal 2014. The charge of $100.2 million in fiscal 2014 reflects the impact of our IPO and refinancing completed in the third quarter, including charges of $89.9 million related to the redemption of our outstanding notes (including the release of $12.9 million of prepaid costs). We also incurred an exceptional charge of $2.5 million in connection with the transfer of our transactional banking and revolving credit facility from Barclays Bank PLC to The Hong Kong and Shanghai Bank in January 2014.

Net Financing Expense

        Net financing expense increased $4.5 million, or 9.2%, from $49.0 million for fiscal 2013 to $53.5 million for fiscal 2014, due to the additional interest expense from the $165.0 million 10.25% senior secured notes issued on July 3, 2013 to refinance the WCL Group acquisition plus the full period impact of the issuance of our $150.0 million 8.50%/9.50% PIK toggle notes on February 8, 2013, partially offset by the reduced interest expense on the $515.0 million term loan facility following the completion of our IPO. The $515.0 million term loan and proceeds from our initial public offering were used to redeem the $490.0 million 10.25% senior secured notes and $150.0 million 8.50%/9.50% PIK toggle notes, both of which were fully redeemed as of April 14, 2014.

Income Tax Expense

        Income tax expense increased $6.4 million, or 33.1%, from $19.3 million in fiscal 2013 compared to $25.7 million in fiscal 2014, the increase primarily being due to the impact of higher profits in China.

Loss for the Year

        As a result of the foregoing, our loss for the year increased from $23.3 million in fiscal 2013 to $90.4 million in fiscal 2014.

Adjusted EBITDA

        Adjusted EBITDA increased by $47.9 million, or 60.3% (59.0% on a constant currency basis), from $79.5 million for fiscal 2013 to $127.4 million for fiscal 2014. On a pro forma basis the increase was $24.8 million, or 24.0% (23.2% on a constant currency basis) due to growth in FTEs, tuition fee increases and the impact of the Bangkok, Guangzhou, Singapore and Cambodia acquisitions.

Adjusted Net Income

        Adjusted net income increased $24.1 million from a loss of $1.3 million in fiscal 2013 to a profit of $22.8 million in fiscal 2014.

Year ended August 31, 2013 compared to year ended August 31, 2012

Revenue

        Revenue increased $49.3 million, or 17.9% (17.2% on a constant currency basis), from $274.4 million in fiscal 2012 to $323.7 million in fiscal 2013. The rise was due to increased revenue from premium schools, partly offset by a decrease in other revenue. Revenue from our premium schools increased $62.8 million, or 27.0% (26.1% on a constant currency basis), from $232.5 million in fiscal 2012 to $295.3 million in fiscal 2013. This increase was primarily due to increases in FTEs and tuition fees, with $17.2 million the result of the full-year impact of revenue from the school we acquired in Pattaya, Thailand in August 2012, and $13.4 million from the partial year impact of schools we acquired through our acquisition of WCL Group.

        Other revenue decreased $13.5 million, or 32.2%, from $41.9 million in fiscal 2012 to $28.4 million in fiscal 2013.

Cost of Sales

        Cost of sales increased $28.0 million, or 17.2% (16.6% on a constant currency basis), from $162.4 million in fiscal 2012 to $190.4 million in fiscal 2013. This increase was primarily due to direct costs of $8.4 million added as a result of the acquisition our school in Pattaya, Thailand in August 2012, direct costs of $5.4 million added as a result of our acquisition of WCL Group, and the additional direct expenses associated with the increased student numbers at our China schools. There was also an increase in operating lease rental costs from $27.6 million in fiscal 2012 to $31.9 million in fiscal 2013, $0.8 million of which resulted from the acquisition of our school in Pattaya, Thailand, and $2.5 million from our acquisition of WCL Group This cost of sales increase was partially offset by a decrease in the cost of sales associated with learning services due to the completion of certain contracts, which reduced the number of consultants employed by us.

        Adjusted cost of sales increased $21.1 million, or 16.7%, from $126.5 million in fiscal 2012 to $147.6 million in fiscal 2013.

Gross Profit

        Our gross profit increased $21.3 million, or 19.0%, from $112.0 million in fiscal 2012 to $133.3 million in fiscal 2013 resulting in a gross profit margin of 40.8% in fiscal 2012 and 41.2% in fiscal 2013. The slight increase in our gross profit margin was mainly due to the decrease in the contribution of the lower margin learning services business from fiscal 2012 to fiscal 2013.

        Adjusted gross profit increased $28.2 million, or 19.0%, from $147.9 million in fiscal 2012 to $176.1 million in fiscal 2013, resulting in an adjusted gross profit margin of 53.9% in fiscal 2012 compared to 54.4% in fiscal 2013.

Selling, General and Administrative Expenses

        Our selling, general and administrative expenses increased $6.2 million, or 10.6%, from $58.3 million in fiscal 2012 to $64.5 million in fiscal 2013. This increase was primarily due to management fees of $3.3 million paid to Premier Education Holdings in fiscal 2013 which were not charged in fiscal 2012. Following the IPO and the refinancing, we terminated our professional services and consultancy agreement with Premier Education Holdings. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions" in our annual report Form 20-F for the year ended August 31, 2014 filed with the SEC on November 19, 2014. In addition, there was a foreign exchange loss of $4.6 million in fiscal 2012 compared to a foreign exchange gain of $4.0 million in fiscal 2013. Finally, the last quarter of fiscal 2013 includes legacy head office costs of WCL Group because post-acquisition streamlining of corporate operations had not yet been completed in that quarter.

Depreciation & Amortization Expenses

        Depreciation expense increased $0.1 million, or 33.3%, from $0.3 million in fiscal 2012 to $0.4 million in fiscal 2013 due to the impact of acquisitions made at the end of fiscal 2012 and the acquisition of our school in Pattaya, Thailand in August 2013.

        There was no goodwill impairment charge in fiscal 2013 as the remaining goodwill against learning services was written-off in fiscal 2012, resulting in a decrease in impairment of goodwill of $10.7 million. This decrease was partially offset by increased amortization charges of $2.2 million, or 62.9%, from $3.5 million in fiscal 2012 to $5.7 million in fiscal 2013 due to the impact of acquisitions mentioned above.

Exceptional Expense

        Exceptional expense increased $5.2 million, or 41.6%, from $12.5 million in fiscal 2012 to $17.7 million in fiscal 2013. Exceptional items in both fiscal 2012 and fiscal 2013 primarily relate to the costs of acquiring schools, including associated transaction and integration costs, and in fiscal 2012 a transaction management fee paid to Baring Private Equity Asia associated with the notes issuance in that fiscal year.

Finance Income

        Finance income was $2.0 million in fiscal 2012 and $2.3 million in fiscal 2013 and was comprised primarily of interest on bank deposits.

Finance Expenses

        Our finance expenses increased $1.6 million, or 3.2%, from $49.7 million in fiscal 2012 to $51.3 million in fiscal 2013 due to the higher interest expense on Nord Anglia Education (UK) Holdings plc's senior secured notes ($325 million of senior secured notes were issued on March 28, 2012 and $165 million additional senior secured notes were issued on July 3, 2013) and our 8.50%/9.50% PIK toggle notes ($150 million PIK toggle notes were issued on February 8, 2013) compared to the interest expense on a bank facility which was repaid in full in March 2012. The increase in interest expense was partially offset by the reduced interest on shareholder loan notes following the redemption of all outstanding shareholder loan notes during fiscal 2012.

Income Tax Expense

        Our income tax expense increased $2.9 million, or 17.7%, from $16.4 million in fiscal 2012 to $19.3 million in fiscal 2013, primarily due to tax payable on higher profits in China.

Loss for the Year

        As a result of the foregoing, our loss for the year reduced from $37.4 million in fiscal 2012 to $23.3 million in fiscal 2013.

Adjusted EBITDA

        Our Adjusted EBITDA increased $9.3 million, or 13.3% (12.5% on a constant currency basis), from $70.2 million in fiscal 2012 to $79.5 million for fiscal 2013 and Adjusted EBITDA as a percentage of revenue decreased from 25.6% in fiscal 2012 to 24.6% for fiscal 2013. The decrease in the margin was primarily due to the effect of the lower margins of the schools we acquired in Thailand, North America, Qatar and Spain, which was partially offset by increased enrollment in our Chinese schools and increased tuition fees. Our pro forma Adjusted EBITDA in fiscal 2013 was $103.4 million, which represents an increase of 47.3% (46.3% on a constant currency basis) over our fiscal 2012 Adjusted EBITDA of $70.2 million, primarily due to the completion of the WCL Group acquisition.

Adjusted Net Income

        Adjusted net income decreased by $3.1 million from a loss of $4.4 million in fiscal 2012 to a loss of $1.3 million in fiscal 2013.

Liquidity and Capital Resources

        The following table sets forth certain information relating to our cash flows for the periods indicated:

	Six Months Ended February 28,
$ millions	2014	2015
Net cash used in operating activities	(68.0)	(66.5)

Net cash used in investing activities	(14.3)	(19.7)

Net cash generated from financing activities	10.8	29.3

Cash and cash equivalents (end of period)	102.9	97.3

	Year Ended August 31,
$ millions	2012	2013	2014
Net cash generated from/(used in) operating activities	51.7	12.3	(51.3)
Net cash used in investing activities	(27.9)	(262.4)	(87.3)
Net cash (used in)/generated from financing activities	(2.2)	307.9	133.7
Cash and cash equivalents (end of period)	108.5	171.1	166.2

        Our on-going operations require the availability of cash to service debt, fund working capital needs, fund maintenance and capacity-expansion capital expenditure and expenses associated with the acquisition of schools.

Net Cash generated from/(used in) Operating Activities

        Net cash used in operating activities was $66.5 million for the six months ended February 28, 2015, compared to $68.0 million for the same period in 2014. Net cash used in operations increased by $24.3 million from $21.1 million for the six months ended February 28, 2014 to $45.4 million for the same period in 2015 primarily due to the increased number of schools following our acquisitions in Singapore, Cambodia and Vietnam and the larger scale of the business from organic growth. Interest paid decreased from $33.8 million to $12.5 million due to lower interest expense following our IPO and refinancing in March and April 2014. Tax paid decreased from $13.1 million to $8.6 million for the six months ended February 28, 2014 and 2015 respectively, primarily as a result of the timing of tax payments in Switzerland and China.

        Net cash used in operating activities was $51.3 million in fiscal 2014, primarily due to an operating profit before tax and non-cash expenses of $109.6 million and a cash inflow from working capital changes of $14.7 million, offset by tax paid of $25.2 million, interest paid of $73.4 million and the payment of $77.0 million in make-whole premium on redemption of our notes. This represents a decrease of $63.6 million from the $12.3 million net cash generated from operating activities in fiscal 2013. The main reasons for the decrease was an increase in interest paid of $27.6 million and the payment of $77.0 million in make-whole premium on redemption of our notes.

        Net cash generated from operating activities was $12.3 million in fiscal 2013, primarily due to an operating profit before tax and non-cash expenses of $65.4 million and a cash inflow from working capital changes of $18.2 million, offset by tax paid of $25.5 million and interest paid of $45.8 million. This represents a decrease of $39.4 million from the $51.7 million generated in fiscal 2012. The main reason for the deterioration in net cash generated from operations was an increase in interest paid of $39.0 million and an increase in tax paid of $9.6 million, partly offset by an increase in working capital inflows in fiscal 2013.

        Net cash generated from operating activities was $51.7 million in fiscal 2012, primarily due to an operating profit before tax and non-cash expenses of $59.3 million and a cash inflow from working capital changes of $15.1 million, partly offset by tax paid of $15.9 million and interest paid of $6.8 million.

Net Cash used in Investing Activities

        Net cash used in investing activities increased from $14.3 million for the six months ended February 28, 2014 to $19.7 million for the same period in 2015. Capital expenditure increased $9.3 million from $14.9 million in the six months ended February 28, 2014 to $24.2 million in the six months ended February 28, 2015. This increase in capital expenditure reflected the impact of the increase in the number of schools following our acquisitions in Singapore, Cambodia and Vietnam as well as refurbishment expenditure on our new school in Hong Kong and the fit-out costs of our new schools in Aubonne and Dubai, which opened in September 2014.

        Net cash used in investing activities was $87.3 million in fiscal 2014. This was primarily due to the net cash used in the acquisition of our schools in Singapore ($15.5 million) and Cambodia ($14.9 million) and capital expenditure of $53.6 million. Capital expenditure included the impact of the significant increase in the number of schools following our acquisitions in Thailand, China, North America, Qatar, Spain, Singapore and Cambodia as well as the refurbishment expenditure on our school in Hong Kong and the costs of our new schools in Aubonne and Dubai, which opened in September 2014.

        Net cash used in investing activities was $262.4 million in fiscal 2013. This was primarily due to the net cash used in the acquisition of the WCL Group ($107.0 million) and the schools in Guangzhou ($20.6 million) and Bangkok ($11.2 million). Additionally, as part of our acquisition of WCL Group, we repaid $98.2 million of WCL Group's third-party bank debt and shareholder loan notes. Capital expenditure in the year was $23.9 million, an increase of $12.6 million over fiscal 2012. This increase reflects expansion projects in our China, Central European and Houston premium schools as well as the significant increase in the size of the premium schools estate.

        Net cash used in investing activities was $27.9 million for fiscal 2012. This was due to the net cash used in the acquisition of the La Côte International School ($1.0 million) and Regents International School Pattaya, Thailand ($16.7 million) and capital expenditure of $11.3 million.

Net Cash generated from/(used in) Financing Activities

        Net cash from financing activities was $29.3 million for the six months ended February 28, 2015 compared to $10.8 million for the same period in 2014. The inflow for both periods was primarily due to drawings on our revolving credit facility of $12.0 million and $25.0 million for the six months ended February 28, 2014 and 2015, respectively.

        Net cash from financing activities was $133.7 million in fiscal 2014. The inflow was primarily due to the IPO proceeds net of fees and expenses of $320.0 million and the draw-down of our new $515.0 million senior secured term loan in March 2014 offset by repayment of the notes of $640.0 million and the payment of $63.5 million to redeem preference shares and deferred shares on completion of the IPO.

        Net cash from financing activities was $307.9 million in fiscal 2013. This was primarily due to proceeds of $140.0 million from the issue of share capital to fund the acquisition of WCL Group and the issuance of our $150.0 million of 8.50%/9.50% PIK Toggle Notes due 2018. In addition, Nord Anglia Education (UK) Holdings plc issued a further $165.0 million of 10.25% senior secured notes due 2017 to partially finance the acquisition of WCL Group and our premium schools in Bangkok and Guangzhou.

        Net cash used in financing activities was $2.2 million in fiscal 2012. This was primarily due to proceeds from new loans ($25.7 million) and the payment of borrowing expenses primarily related to the issuance of Nord Anglia Education (UK) Holdings plc's 10.25% senior secured notes due 2017 ($26.0 million).

Borrowings

        The following table sets forth our outstanding long-term debt on our balance sheet as of the dates indicated.

$ millions	August 31, 2014	February 28, 2015
Term Loan	502.4	500.4
Revolving Credit Facility	20.0	45.0
Working capital loan	—	5.1

Total debt	522.4	550.5
Less current maturities	(23.2)	(53.4)

Long-term debt	499.2	497.1

        We entered into a five-year senior secured revolving credit facility with Barclays Bank PLC on March 21, 2012, which provided for borrowings up to an aggregate of $20.0 million. On July 23, 2012, Barclays Bank PLC increased its commitment under the revolving credit facility from $20.0 million to $30.0 million, and on March 28, 2013, Barclays Bank PLC increased its commitment from $30.0 million to $40.0 million. On January 13, 2014, Barclays Bank PLC transferred its commitments under the facility to HSBC Bank PLC.

        Borrowings under the revolving credit facility bore interest at LIBOR/EURIBOR plus an applicable margin. The applicable margin was 4.25% per annum, except that if no event of default has occurred and is continuing, the applicable margin was based on total net leverage ratio (as defined in the revolving credit facility agreement) as set forth below:

Total net leverage ratio (as defined in the revolving credit facility agreement)	Margin (%) per annum
Greater than 4:1	4.25
Greater than 3.5:1 but less than or equal to 4:1	3.75
Less than or equal to 3.5:1	3.25

        On January 13, 2014, we entered into an additional three-year senior secured revolving credit facility with The Hongkong and Shanghai Banking Corporation Limited, which provided for borrowings of up to $20 million. Borrowings under this facility bore interest at LIBOR/EURIBOR plus an applicable margin of 4.25% per annum.

        On March 31, 2014, we entered into a new credit agreement for a $515.0 million term loan facility and a $75.0 million revolving credit facility. The borrower under the credit agreement is a newly formed U.S. domestic limited liability company wholly owned by us. On the same date, we drew down the term loan facility in full and using proceeds from the loan and our initial public offering, we discharged our obligations under the indentures governing Nord Anglia Education (UK) Holdings plc's $490.0 million of 10.25% senior secured notes due 2017 and our $150.0 million of 8.50%/9.50% senior PIK toggle notes due 2018, both of which were fully redeemed as of April 14, 2014. On March 31, 2014, we also repaid (and terminated) our senior revolving facilities described above.

        Our new credit agreement contains a number of covenants that, among other things and subject to certain exceptions, may restrict our ability to:

  •
  incur additional debt;

  •
  pay dividends or make other distributions or repurchase or redeem our shares;

  •
  make investments; sell assets, including capital stock of subsidiaries;

  •
  enter into agreements restricting our subsidiaries' ability to pay dividends;

  •
  consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

  •
  enter into sale and leaseback transactions;

  •
  enter into transactions with our affiliates; and

  •
  incur liens.

        The credit agreement also contains certain customary affirmative covenants and events of default.

        The new term loan facility bears interest based on applicable margin percentages of 2.50% per annum for base rate loans and 3.50% per annum for LIBOR rate loans, provided that the base rate for base rate loans may not be lower than 2.00% and LIBOR may not be lower than 1.00%.

        Based on these interest rates, assuming our new term loan had been fully drawn during fiscal 2014, and that none of our notes were outstanding during fiscal 2014, we estimate that our net interest expense, before tax, would have decreased by approximately $25.0 million for fiscal 2014. We incurred an exceptional charge of approximately $89.9 million related to the redemption of our notes in the three months ending May 31, 2014 (including the release of $12.9 million of prepaid costs).

        Revolving loans under the credit agreement bear interest based on a margin ranging from 2.75% to 3.25% depending on our net leverage ratio, plus the applicable LIBOR rate.

Capital Expenditures

        Our capital expenditures were $11.3 million, $23.9 million, $53.6 million and $24.2 million in fiscal 2012, 2013, 2014 and the six months ended February 28, 2015, respectively. Our capital expenditures were primarily related to capacity expansion and maintenance. Our maintenance capital expenditures were $6.4 million, $10.8 million, $14.0 million and $14.3 million in fiscal 2012, 2013, 2014 and the six months ended February 28, 2015, respectively. We fund our capital expenditures primarily by cash generated from our operations, sale of shares, borrowings from commercial banks and the issuance of debt securities. We expect to fund future capital expenditures primarily by cash generated from operating and financing activities.

Research and Development, Patents and Licenses, Etc.

        We do not conduct research and development activities.

Trend Information

        Other than as disclosed elsewhere in this Management's Discussion and Analysis, we are not aware of any trends, uncertainties, demands, commitments or events since February 28, 2015 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Off-Balance Sheet Arrangements

        We do not have any material off-balance sheet arrangements. We are sometimes required to provide bid or performance bank guarantees on certain of our learning service contracts. These bank guarantees provide legal evidence of our liability to our client or financial institution acting on their behalf, so that if we should default, the third party can require payment directly from the bank and we would be liable for the debt. As of August 31, 2014, we had $10.6 million in such guarantees.

Contractual Obligations

        The following table sets forth our contractual obligations and commercial commitments as of August 31, 2014:

Contractual Obligations (in millions of dollars)	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
Long-term debt obligations	522.5	23.2	9.8	7.4	482.1
Operating lease obligations	713.5	54.3	122.9	81.9	454.4
Purchase obligations(1)	31.6	31.6	0.0	0.0	0.0
Other long-term liabilities(2)	6.0	2.3	3.7	0.0	0.0

Total	1,273.6	111.4	136.4	89.3	936.5

(1)
Purchase obligations represent committed purchases for services or goods that have not been received as at August 31, 2014.

(2)
Primarily relates to deferred consideration for Northbridge International School Cambodia and related party transactions in Collège Champittet.

        Except as disclosed above and in Note 24 to our audited consolidated financial statements as of and for the year ended August 31, 2014 included as Exhibit 99.1 to this report on Form 6-K, as of August 31, 2014, we did not have any material contingent liabilities or guarantees.

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  Exhibit 99.3
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS